                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                               SCHEDULE 13D


                Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                          LifeCell Corporation
                            (Name of Issuer)

                 Common Stock, par value $.001 per share
                     (Title of Class of Securities)

                                531927101
                              (CUSIP Number)

                           Daniel V. Cahillane
                         The Clipper Group, L.P.
                                Tower 49
                           12 East 49th Street
                           New York, NY  10017
                              (212) 715-5700
     (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              June 10, 1996

               (Date of Event which Requires Filing of this
                                Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
SEC 1746(12-91)

                                SCHEDULE 13D

CUSIP No. 531927101


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Clipper Group, L.P.      IRS ID #13-3600847

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [ ]
        N/A


   3    SEC USE ONLY


   4    SOURCE OF FUNDS*

        Not Applicable.

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                 [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

                7  SOLE VOTING POWER

                   160,412
   NUMBER OF
    SHARES      8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY        NONE
     EACH
   REPORTING    9  SOLE DISPOSITIVE POWER
    PERSON
     WITH          NONE

               10  SHARED DISPOSITIVE POWER

                   NONE

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        160,412 shares

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                 [ ]


  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.643%

  14    TYPE OF REPORTING PERSON

        PN

                         *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.     Security and Issuer

This Amendment No. 1 to Schedule 13D (the "Amendment") relates to the Common Stock, par value $0.001 per share (the "Shares"), of LifeCell Corporation, a Delaware corporation (the "Issuer" or "LifeCell"). The Issuer's principal executive offices are located at 3606 Research Forest Drive, The Woodlands, Texas 77381.

Item 2.     Identity and Background

This Amendment is being filed by The Clipper Group, L.P. ("Clipper"), a Delaware limited partnership, with principal offices at Tower 49, 12 East 49th Street, New York, New York 10017, as an amendment to and restatement of the Schedule 13D filed by Clipper on May 19, 1994 with respect to Shares held by 1985 MIP Liquidating Trust (the "Trust"), successor to 1985 Merchant Investment Partnership, a New York limited partnership ("1985 MIP").

Clipper has not during the last five years (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

Not Applicable

Item 4.     Purpose of Transaction

See Item 5(b)

Item 5.     Interest in Securities of the Issuer

      (a) Clipper may be deemed to own 160,412 Shares, which constitutes approximately 3.643% of the outstanding shares of the Issuer.

      (b) Pursuant to an Asset Management Agreement, dated as of March 6, 1991, including all amendments thereto (the "Agreement"), among Clipper, CS First Boston, Inc. ("CSFBI"), Merchant GP, Inc. (the general partner of 1985 MIP) and certain affiliates of CSFBI (collectively, the "First Boston Entities"), Clipper manages the investments of the First Boston Entities in certain companies, including LifeCell. Under the Agreement, Clipper has sole power to vote the

            160,412 Shares of LifeCell, but does not have the power (sole or shared) to dispose of any of such Shares.

            On March 11, 1994, CSFBI acquired 128,705 Shares of LifeCell pursuant to an arbitration award.

      (c) Pursuant to an Agreement of Trust, dated December 22, 1995 (the "Agreement of Trust"), between 1985 MIP and Merchant GP, the Trust was established for the sole purpose of liquidating the assets of 1985 MIP, including the Shares held by it, and distributing the proceeds therefrom in accordance with the terms of the Agreement of Trust. Pursuant to the Agreement of Trust, 1985 MIP appointed Merchant GP as sole trustee of the Trust and conveyed the Shares held by 1985 MIP to the Trust. The terms of the Agreement were confirmed by a Letter Agreement, dated December 20, 1995, between Merchant GP and Clipper.

      (d) Other than the transactions set forth in Annex A hereto, there have been no transactions by Clipper in the Shares during the past 60 days.

      (e) On June 10, 1996, Clipper ceased to beneficially own 5% of the outstanding shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 5(b) and 5(c)

Item 7.     Material to be Filed as Exhibits

      (1) Excerpts from the Agreement (filed with the Schedule 13D on May 19, 1994 and incorporated herein by reference).

      (2) Exhibit 2, attached hereto, provides certain information with respect to Clipper Asset Management Corporation, the sole general partner of Clipper. This filing is made by such general partner on behalf of Clipper.

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  July 12, 1996         THE CLIPPER GROUP, L.P.

                                     By: Clipper Asset Management Corporation
                                           The General Partner of
                                           The Clipper Group, L.P.



                                     By: /s/ Daniel V. Cahillane

                                         Name:  Daniel V. Cahillane
                                         Title: Treasurer and Secretary

                                                                    Annex A


All of the following transactions were made by the Trust in the open market for cash.

   Trade Date       Shares        Price    Transaction

     3/22/96         2,000        5 1/4            Sale
     4/15/96        10,000        4 5/8            Sale

     4/17/96         5,000        4 5/8            Sale

     5/29/96         5,000        4                Sale
     5/30/96         2,000        4                Sale

      6/5/96         3,000        4                Sale
     6/10/96        15,000        4 1/4            Sale

     6/10/96        10,000        4 1/8            Sale

     6/12/96        15,000        4 3/8            Sale
     6/12/96        10,000        4 1/2            Sale

     6/13/96         5,000        4 3/8            Sale
     6/17/96         5,000        4 3/8            Sale

     6/26/96         5,000        4                Sale

                               Exhibit Index

  Exhibit No.
   Under Reg.   Schedule 13D
 S-K, Item 601   Exhibit No.         Description

                      1        Excerpts from the Agreement
                               (filed with the Schedule 13D
                               on May 19, 1994 and incorp-
                               orated herein by reference).

     (99.2)           2        Certain information with
                               respect to Clipper Asset
                               Management Corporation,
                               the sole general partner
                               of Clipper.  This filing
                               is made by such general
                               partner on behalf of
                               Clipper.